June 2, 2005

Michele M. Anderson, Esq.

Legal Branch Chief

Division of Corporation Finance

Albert Pappas, Esq.

Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Verizon Communications Inc.

Registration Statement on Form S-4 – Registration No. 333-124008

Dear Ms. Anderson and Mr. Pappas:

On behalf of Verizon Communications Inc. (“Verizon”) and MCI, Inc. (“MCI”), we hereby submit Verizon’s and MCI’s responses to the comments of the staff of the Commission (the “Staff”), set forth in the Staff’s letter dated May 17, 2005, to Verizon’s registration statement on Form S-4 (the “S-4”).

For the convenience of the Staff, each of the Staff’s comments is reproduced and is followed by the corresponding response of Verizon or MCI, as the case may be. The S-4 has been marked to indicate changes from the version filed with the Commission on May 9, 2005. All references to page numbers in Verizon’s responses are to the pages in the marked version of the S-4.

MCI wishes to inform the Staff that it has filed a Current Report on Form 8-K which includes updated audited consolidated financial statements for the three years ended December 31, 2004. The Current Report was not filed as a response to the Staff’s comment letter, but rather to conform the presentation of certain business segment data included in Note 22 to MCI’s previously reported audited consolidated financial statements with the 2005 presentation. MCI reclassified its segment data to reflect changes to previously reported amounts for the impact of the transfer of certain customers among the business segments effective January 1, 2005 for comparability purposes. No other changes were made to MCI’s audited consolidated financial statements that were previously filed on March 16, 2005 in its Annual Report on Form 10-K for the year ended December 31, 2004.

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

Form S-4

Prospectus Cover Page/Letter to Shareholders

1.	Please limit your cover page to one page. Also limit the cover page disclosure to information required by Item 501 of Regulation S-K or otherwise key to an investment decision. For example, please delete the last sentence of the second paragraph, as this disclosure does not appear to constitute information required by Item 501 of Regulation S-K or, without sufficient additional contextual information, information that is key in making an investment decision.

We have limited the cover page disclosure to one page containing information required by Item 501 of Regulation S-K and information that is otherwise key to an investment decision.

2.	The disclosure in the third paragraph regarding the consideration that MCI shareholders will receive appears to be dense and not drafted to highlight what they will receive. Please write the disclosure in clear, plain English from the perspective of shareholders who are voting on the merger. See Rule 421(d) of Regulation C. Please consider highlighting this information through, for example, bullet points. For instance, please simply state at the beginning of this disclosure the minimum total value of cash and stock consideration shareholders are expected to receive. Clarify that the formula is designed to provide MCI shareholders with at least $20.40 in Verizon common stock and that the $20.40 floor applies if the Verizon average stock price is $35.52 per share or less. Please also prominently disclose that notwithstanding the expected total consideration in cash and stock, the aggregate consideration and the special dividend are subject to downward adjustment.

We have revised the disclosure in the second paragraph of the cover page as requested to use plain English and to include bullet points, a simple statement of the consideration stockholders are expected to receive, a clarification of the minimum value and prominent disclosure of the potential downward purchase price adjustment. We respectfully advise the Staff that cash distributed as a special cash dividend is not subject to downward adjustment, although any per share cash amount paid as part of the merger consideration is subject to downward adjustment.

3.	Clearly state that, due to the price protection mechanism, MCI shareholders will not know at the time they vote the exact mix of cash and stock they will receive. Additionally, clarify that MCI shareholders will not know at the time of the vote the number of Verizon shares they will receive due to the operation of the pricing formula.

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

We have revised the cover page to include the requested disclosure.

4.	Please disclose the approximate aggregate value of the transaction and clarify whether that amount includes the special cash dividend being paid from MCI’s excess cash. Also disclose the approximate percentage of Verizon’s outstanding stock that MCI shareholders will own after the merger is completed. Finally, disclose the total number of Verizon shares currently expected to be issued under the proposed merger, as required by Item 501(b)(2) of Regulation S-K.

We have revised the cover page to include the requested disclosure.

5.	Please revise the cover page and exhibit 99.1 to clearly indicate that the proxy statement and form of proxy are preliminary copies. See Rule 14a-6(e)(1).

We have revised the legend on the proxy statement and prospectus cover page as requested and have added a legend to the form of proxy in Exhibit 99.1 to clearly indicate that the proxy statement and prospectus and form of proxy are preliminary copies.

Questions and Answers About the Merger, page iv

Q: Why are the companies proposing the merger? page iv

6.	Either here or under “Reasons for the Merger” on page 7, provide a brief discussion of the potential benefits and detriments of the proposed merger. The discussion should be presented in a balanced format so that the detriments are presented in the same format as the benefits. Highlight both the disadvantages and adverse consequences associated with the transaction that were considered by MCI’s board.

We have revised the disclosure under “Reasons for the Merger” on page 9 as requested and have provided a cross-reference to the “Risk Factors Relating to the Merger” under the question “Why are the companies proposing the merger?” on page iv. In addition, we have moved “Risks Associated with the Merger” into the “Summary” section on page 10 so that it appears immediately after “Reasons for the Merger”.

Summary page 1

The Companies, page 1

7.	In your brief discussion of Verizon’s and MCI’s businesses, please note their current financial condition, including revenues and net income or losses for both companies for fiscal 2004 and MCI’s impairment charge of $3.5 billion in 2004. Please also briefly disclose MCI’s emergence from bankruptcy. Make conforming revisions to your disclosure on pages 97 and 98.

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

We have revised the disclosure under “The Companies” on pages 1 and 2, under “Verizon” on page 125 and under “MCI” on page 126 as requested.

Structure of the Merger, page 2

8.	Identify the “certain other conditions” that, if unsatisfied, could result in you using the alternative merger structure. Briefly address the impact of the alternative merger on MCI shareholders in addition to the different tax treatment mentioned on page 9, if any.

We have identified the “certain other conditions” that could result in our using the alternative merger structure under “Structure of the Merger” on page 3 as requested. We do not believe there would be any material impact of the alternative merger on MCI stockholders other than the different tax treatment and accordingly have not provided additional disclosure.

Merger Consideration and Conversion of MCI Common Stock, page 3

Potential Downward Purchase Price Adjustment for Specified Liabilities, page 4

Special Cash Dividend, page 3

9.	As currently written and organized, it is very difficult to understand what the merger consideration is intended to be, the exact timing of payment of the merger consideration and the special cash dividend. It is also difficult to assess the potential magnitude of any downward purchase price adjustment. Please revise to provide a more integrated discussion so that it is clear what the MCI shareholders can expect to receive and when. Also, please revise to present as a bulleted list the reasons why the merger consideration is not determinable now or at the time of the shareholder meeting.

We have revised the disclosure under “Merger Consideration and Conversion of MCI Common Stock” on page 3, “Special Cash Dividend” on page 3 and “Potential Downward Purchase Price Adjustment for Specified Liabilities” on page 4 to describe with more clarity the potential downward purchase price adjustment and the merger consideration and special cash dividend to be received by MCI stockholders. We have also listed the reasons that the merger consideration is not determinable now or at the time of the stockholders meeting under “Merger Consideration and Conversion of MCI Common Stock” on page 3 as requested.

Merger Consideration and Conversion of MCI Common Stock, page 3

10.	Discuss the significance to shareholders if Verizon pays any shortfall in the payment of the special dividend as a per share cash amount to be received in the merger. For instance, address the differences in the timing and tax treatment of the payment of the per share cash amount.

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

We have revised the disclosure under “Merger Consideration and Conversion of MCI Common Stock” on page 3 as requested to address the significance to stockholders if Verizon pays any shortfall in the payment of the special dividend as a per share cash amount to be received in the merger.

Potential Downward Purchase Price Adjustment for Specified Liabilities, page 3

11.	Disclose that as of December 31, 2004, MCI had accrued liabilities of approximately $1.825 billion with respect to matters that would constitute specified liabilities.

We have revised the disclosure under “Potential Downward Purchase Price Adjustment for Specified Liabilities” on page 4. The revised disclosure contemplates an update of this information as of March 31, 2005. Such information is not currently available but will be provided in a subsequent pre-effective amendment to this document.

12.	Advise us whether you will resolicit and/or obtain updated fairness opinions in the event the merger consideration is adjusted downward, and if not, why not. In this regard, it does not appear that the current disclosure will permit shareholders to make a reasonably informed investment decision on the proposed transaction given the uncertainty of the consideration. Also tell us to what extent the value of the merger consideration can be reduced. Are you able to provide at least a reasonable range of a potential downward adjustment? We may have further comment upon review of your response.

We supplementally advise the Staff that MCI does not intend to obtain updated fairness opinions in the event the merger consideration is adjusted downward pursuant to the terms of the merger agreement. Pursuant to the merger agreement, the parties’ respective obligations to close the transaction are subject to various conditions; however, these conditions do not include a condition that MCI obtain updated fairness opinions in the event the merger consideration is adjusted downward following stockholder approval of the transaction.

In response to the Staff’s question as to whether MCI intends to resolicit in the event the merger consideration is adjusted downward, we respectfully submit that the current disclosure in the S-4 regarding the purchase price adjustment mechanism is adequate to enable stockholders to make a fully informed investment decision on the proposed transaction at the time of the MCI stockholder vote, and therefore there is no need to resolicit in the event the merger consideration is adjusted downward. In this regard, we respectfully submit that the purchase price adjustment mechanism, including the fact that its operation is to potentially reduce the consideration that MCI stockholders may receive, has been fully disclosed in several sections of the document (including in the letter to MCI stockholders at the

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

front of the S-4, “Questions and Answers” on page iv, “Potential Downward Purchase Price Adjustment for Specified Liabilities” on pages 4 and 5, “Risk Factors Relating to the Merger” on pages 23 and 24, “MCI’s Reasons for the Merger” on pages 59 and 63 and “The Merger Agreement” on pages 99 and 100), and we have revised the applicable disclosure to reflect the fact that the potential downward purchase price adjustment could eliminate the consideration paid to MCI’s stockholders. In addition, we respectfully submit that uncertainty regarding the value of the transaction consideration is often present when stockholders are asked to vote on a transaction (such as in fixed exchange ratio stock for stock mergers) and that risk is accepted through adequate disclosure. We also note that independent of the transaction with Verizon and solely by investing in MCI stock, the MCI stockholders have already accepted the risk that the value of their equity may be reduced to the extent that the value of MCI’s bankruptcy claims, including state tax claims and certain international tax liabilities, exceeds MCI’s accruals for such matters. Such reduction would be on a dollar-for-dollar basis even in the absence of the merger.

In response to the Staff’s question as to whether we are able to provide at least a reasonable range of a potential downward adjustment, MCI supplementally advises the Staff that it believes that any estimate of a range of potential downward adjustment would be speculative at this time. As disclosed in the document (for example, in “Risk Factors Relating to the Merger” on pages 23 and 24, “MCI’s Reasons for the Merger” on page 59 and 63 and “The Merger Agreement” on pages 99 and 100), the specified liabilities amount used in the determination of the downward purchase price adjustment is based on the actual amount of cash spent to satisfy the specified liabilities through the closing plus an estimate of the remaining unpaid liabilities at closing. If Verizon and MCI are unable to agree on that estimate at closing, then the estimate would be determined by independent valuation firms based on submissions by the parties. Due to the large number of claims, the fact that these are expected to be resolved over an extended period of time, and the complexity inherent in resolving claims, we are unable to provide a reasonable range of a potential downward adjustment.

We do note that the S-4 does include (in “Risk Factors Relating to the Merger” on pages 23 and 24) disclosure regarding the liabilities amount that MCI has accrued on its consolidated balance sheet with respect to matters that would constitute specified liabilities, but with the accompanying disclosure that this liabilities amount only provides some insight into the expected downward price adjustment, and may materially differ from the actual aggregate specified liabilities amount used to calculate the downward price adjustment (and certain important reasons for why the actual amount may materially differ from this accrued balance sheet amount). We will update the disclosure in the S-4 to include the liabilities amount that MCI had accrued, as of March 31, 2005, on its consolidated balance sheet with respect to matters that would constitute specified liabilities in a pre-effective amendment.

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

13.	Consider revising any references throughout the document to the pricing mechanism that protects the value of the merger consideration from falling below $20.40 in light of our preceding comment. Given the potential downward adjustment, it does not appear that the consideration is “protected.”

We refer the Staff to our general response to Comment 12 on page 6 of this letter. Additionally, we have revised the disclosure under “MCI’s Reasons for the Merger” on page 63 and elsewhere to disclose that the price protection is subject to a potential purchase price adjustment.

Special Cash Dividend, page 4

14.	We note your disclosure that MCI’s board “will, except to the extent prohibited by applicable law or covenants in certain existing indentures, declare and pay a special cash dividend equal to all its remaining ‘excess cash’. . . .” Please provide additional disclosure to assist investors in assessing whether, and to what extent, this special dividend will be paid. In this regard, we note your disclosure that MCI’s board previously determined that MCI’s excess cash was equal to $2.2 billion, a portion of which has been paid in the form of dividends. Please disclose MCI’s current excess cash and disclose the amount of the dividend that would be paid based on that amount. Ensure that your revised disclosure specifically identifies the circumstances in which MCI will not pay the full amount of the special cash dividend.

We have revised the disclosure under “Special Cash Dividend” on page 3 to disclose that MCI currently expects to pay the full $5.60 in the special cash dividend and under “Senior Notes” on page 88 to disclose MCI’s current excess cash. We have also provided additional disclosure under “Restrictions on Payments of Dividends under Applicable Law” on page 88.

15.	Address the potential impact of the restrictions under the senior notes on MCI’s ability to pay the special cash dividend. Provide expanded disclosure of the specific restrictions contained in the indentures in the section entitled “Senior Notes” on page 70.

We have revised the disclosure under “Senior Notes” on page 88 as requested and have also provided additional disclosure in “Restrictions on Payments of Dividends under Applicable Law” on page 88.

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

Conditions to Completion of the Merger, page 5

16.	Disclose here, and on pages 91 and 92 under “Conditions to the Closing of the Merger,” the material conditions to the merger that are waiveable. In addition, disclose whether it is the MCI board’s intent to resolicit shareholder approval of the merger if either party waives material conditions. Note our position that resolicitation is generally required when companies waive material conditions to a merger.

While we note the Staff’s position that resolicitation is generally required when companies waive material conditions to a merger, we respectfully disagree with this position to the extent that it goes beyond the requirements of Delaware law. We supplementally advise that, except as required by Delaware law, MCI does not intend to resolicit stockholder approval, and Verizon has revised the disclosure under “Conditions to the Closing of the Merger” on page 8, “Conditions to the Closing of the Merger” on page 112 and “Amendments, Extensions and Waivers of the Merger Agreement” on page 113 to fully disclose the waiver rights under the merger agreement. Given this revised disclosure, we respectfully submit that MCI stockholders will be able to make an informed decision when voting that any and all conditions may, in fact, be waived by either Verizon or MCI after stockholder approval has been obtained.

Termination of the Merger Agreement, page 7

17.	Please describe the circumstances under which MCI would be required to pay the $240 million termination fee and reimburse Verizon for up to $10 million in expenses. Briefly discuss the financial impact this payment would have on MCI.

We have revised the disclosure under “Termination of the Merger Agreement” on page 8 as requested to describe the circumstances under which MCI would be required to pay the $240 million termination fee and reimburse Verizon for up to $10 million in expenses and to discuss the financial impact this would have on MCI. Should the merger not be completed, the impact of the termination fee to MCI would not be significant in the near term as the termination fee is not material in relation to MCI’s current cash position or future operating profitability.

Material United States Federal Income Tax Considerations, page 9

18.	We note that receipt of favorable tax opinions is a waivable condition under the merger agreement. Because the tax consequences are material, a waiver of the condition, the change in your intended merger structure and the related changes in the tax consequences to investors would constitute material changes to your prospectus necessitating amendment and resolicitation. Provide an affirmative statement that you intend to recirculate and resolicit if there is a material change in tax consequences, the condition is waived and the alternative structure is utilized. Please also note our position that the executed tax opinions must still be filed prior to effectiveness, regardless of your undertaking to recirculate and resolicit.

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

We have revised the disclosure under “Conditions to the Closing of the Merger” on pages 8 and 112 to reflect that Verizon has determined that it will not waive the condition that it receive an opinion of tax counsel regarding the merger. Because the tax consequences of the merger and the alternative merger are fully disclosed to stockholders, who will vote to approve either, and because the alternative merger will occur automatically if the two tax opinions are not given (subject to the non-tax conditions being satisfied), we do not believe that it is necessary to recirculate and resolicit. The tax opinions to be given to Verizon and MCI concerning the merger cannot be rendered prior to effectiveness because the opinions are based upon facts that cannot be known until just prior to closing. We will, however, state that the “Material United States Federal Income Tax Considerations” discussion beginning on page 93 is the opinion of Debevoise & Plimpton LLP and Davis Polk & Wardwell and file short-form opinions confirming such opinions prior to effectiveness. See Comment 19.

19.	We note that “MCI intends to treat the special cash dividend to be paid to MCI stockholders as a distribution with respect to MCI common stock, and not as consideration with the merger or the alternative merger.” This disclosure is vague. Accordingly, please clarify how this tax treatment will impact shareholders in both your Summary and the subsection entitled “Special Cash Dividend” on page 75. In addition, note that only tax counsel or an accountant may render an opinion on tax consequences. Consider having tax counsel opine on the tax consequences regarding the special dividends and revise the disclosure as necessary. To the extent there is uncertainty in the characterization of the special dividend, then ensure that the expanded discussion of the tax consequences beginning on page 75 addresses the reasons for and degree of the uncertainty as well as how shareholders would be taxed pursuant to any alternative characterization of the special dividend. Also consider providing risk factor disclosure about the uncertainty, as appropriate.

We have revised the disclosure under “Material United States Federal Income Tax Considerations” on page 12 as requested to address the tax treatment to the stockholders of the special cash dividend. Specifically, we have clarified that the characterization of the special cash dividend is uncertain because there is no legal authority directly addressing the issue and noted that our respective counsel are unable to opine on this issue. We have also revised the disclosure under “Material United States Federal Income Tax Considerations” on pages 94 and 96 as requested to address the Staff’s concerns. We have revised the disclosure under “Material United States Federal Income Tax Considerations” on page 93 to state that the “Material United States Federal Income Tax Considerations” discussion beginning on page 93 is the opinion of Debevoise & Plimpton LLP and Davis Polk & Wardwell. We do not believe that a risk factor concerning the treatment of the special cash dividend is warranted. We acknowledge that only tax counsel or an accountant may render an opinion on tax consequences.

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

Interests of MCI Directors and Executive Officers in the Merger, page 10

20.	Currently, this subsection lacks meaningful disclosure. Please briefly summarize the types of interests that MCI officers and directors may have in the merger that are not shared by other stockholders. Provide an aggregate dollar amount of the benefits executive officers and directors are expected to receive as a result of their interests in the merger, such as the values of the equity-based awards that will be accelerated and the retention payments and arrangements. Provide expanded disclosure under “Interests of MCI Directors and Executive Officers in the Merger” on page 66 by presenting quantified information on both an aggregate and individual basis.

We have revised the disclosure under “Interests of MCI Directors and Executive Officers in the Merger” on pages 12, 84 and 85 as requested. Please note that MCI’s directors, other than Mr. Cappellas, do not have any financial interests in the merger that are greater than, or in addition to, the interests of MCI’s stockholders generally. No executive officers of MCI will receive retention payments.

Stock Purchase Agreement for Purchase of Certain MCI Shares, page 10

21.	Briefly disclose how the terms of Verizon’s stock purchase agreement with Mr. Helu compare to the terms offered to other MCI shareholders in the merger. In this regard, we note that this stock purchase agreement was entered into after March 29, 2005, the date MCI’s board received fairness opinions regarding the consideration that all other MCI shareholders would receive. Ensure that the discussion later in the prospectus addresses the reasons that Verizon offered Mr. Helu a higher price than all other MCI shareholders and clearly explains how much he may receive as a result of the adjustments and additions that you briefly mention here.

We have revised the disclosure under “Stock Purchase Agreement for Purchase of Certain MCI Shares” on pages 13 and 14 as requested to explain how much consideration Mr. Helu may receive as a result of Verizon’s stock purchase agreement with him and to include a comparison of those terms to the terms offered to other MCI stockholders in the merger.

Appraisal Rights, page 11

22.	Clarify that appraisal rights are available only in the event MCI shareholders receive cash for their stock in the merger.

We have revised the disclosure under “Appraisal Rights” on pages 14 and 89 as requested to clarify when appraisal rights are available.

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

Risk Factors Relating to the Merger, page 20

23.	We note your reference to risks described in Verizon’s and MCI’s respective Forms 10-K that you have incorporated by reference into the joint proxy statement/prospectus. If you intend to incorporate risk factors by reference, then please follow these guidelines:

•	you must identify the particular section of the document that contains the risk factor disclosure that you are incorporating by reference;

•	your risk factor disclosure must comply with our Rule 421 of Regulation C. See Question 3 of Updated Staff Legal Bulletin No. 7 (July 7, 1999); and

•	your risk factor disclosure must be current.

In the alternative, you may physically include the risk factor disclosure in your document.

We have revised the disclosure under “Risk Factors Relating to the Merger” on page 23 as requested to identify the particular sections of the documents that contain the risk factor disclosure that we are incorporating by reference and have considered the guidelines you cite.

Obtaining regulatory approvals may delay or prevent the closing of the merger. . ., page 21

24.	We note your disclosure that “the merger may not be completed if the required consents and approvals are not obtained.” We note that Article VII of the merger agreement provides that each party can refuse to close the transaction for any failure to obtain certain regulatory approvals that results in a “Specified Material Adverse Effect.” Please clearly disclose the rights of the parties to terminate the merger agreement with regard to the failure to obtain these regulatory approvals.

We have revised the disclosure under “Obtaining regulatory approvals may delay or prevent the closing of the merger. . .” on page 25 as requested to clarify that the receipt of regulatory approvals is a condition of each party’s obligation to effect the merger.

Following the merger, the market price of Verizon’s common stock. . ., page 22

25.	Clarify why Verizon’s stock price could be affected because of the differing businesses of each company.

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

We have added disclosure under “Following the merger, the market price of Verizon’s common stock. . .” on page 25 as requested to clarify that Verizon’s stock price could be affected because of the differing businesses of each company.

MCI’s executive officers, including Mr. Capellas . . ., page 23

26.	Rather than stating that the interests of these MCI executive officers are “different,” please revise to state that these interests are greater than, and in addition to, the interests of other MCI’s shareholders.

We have included the requested disclosure in “Interests of MCI Directors and Executive Officers in the Merger” on pages 12 and 83. We have removed the risk factor captioned “MCI’s executive officers, including Mr. Capellas . . .” because we do not believe that there was any material risk to stockholders that the interests of MCI’s executive officers influenced the MCI Board of Directors, which only includes one officer out of nine, in recommending that MCI stockholders vote for the proposal to adopt the merger agreement and approve the merger.

MCI and Verizon are the subject of various legal proceedings . . ., page 23

27.	In an appropriate location in the prospectus, please update the status of these lawsuits. Also provide to us copies of all of the pleadings regarding these lawsuits.

We have revised the disclosure under “MCI and Verizon are the subject of various legal proceedings . . .” on pages 26 and 27 as requested. We are also, in a separate letter, providing copies of all of the pleadings in connection with these lawsuits.

MCI has been actively working to improve its internal controls . . ., page 24

28.	Please revise the caption to more particularly describe the risk posed and how this could impact your business. In addition, please disclose in the text that MCI’s executive officers concluded that MCI’s disclosure controls and procedures were not effective and why. Please also describe in greater detail the material weakness identified as of March 31, 2005 in MCI’s internal controls and briefly describe the “other areas” that MCI’s management believes should be further enhanced. Also, your disclosure that the failure to have appropriate controls “could materially and adversely affect MCI” is generic. Describe the particular impact to MCI’s business. In addition, please consider disclosing whether the risk you describe could impact Verizon’s business after closing.

We have revised the disclosure under “MCI has been actively working to improve its internal controls . . .” on page 27 as requested. Verizon has considered whether the material weakness in MCI’s internal controls could affect its business after closing and, due to the remediation efforts MCI has informed Verizon it is currently undertaking (see our response to Comment 114), Verizon expects that there will be no material post-closing impact on Verizon’s business.

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

The merger may not occur or, if it does, may not provide . . ., page 24

29.	The risk that the merger may not occur and the risk that the merger may not provide the anticipated benefits appear to be distinct. Accordingly, please address these risks in separate risk factors.

We have revised the final risk factor on page 27 as requested so that it addresses only the risks that the merger may not occur. We supplementally note that the risks that the merger may not provide the anticipated benefits are discussed in the risk factors entitled “Obtaining regulatory approvals may delay or prevent the closing of the merger . . .” on pages 24 and 25 and “Verizon may face challenges as it operates the businesses of MCI in conjunction with those of Verizon . . .” on pages 25 and 26. Accordingly, we have not included additional risk factors repeating these risks.

Background of the Merger, page 27

30.	For each of the alternative opportunities that MCI’s board considered, please explain why the board ultimately decided not to pursue the opportunity. In this regard, we note the following alternatives:

•	the negotiations with and offer MCI received from the RBOC;

We have revised the disclosure under “Background of the Merger” on page 32 as requested.

•	MCI’s discussions with the private equity funds in January 2005;

We have revised the disclosure under “Background of the Merger” on pages 35 and 36 as requested.

•	the inquiries from “several other parties” regarding alternative transactions from June through September of 2004;

We have revised the disclosure under “Background of the Merger” on page 33 as requested.

•	the possibility of a joint venture with Verizon; and

We have revised the disclosure under “Background of the Merger” on page 35 as requested.

•	the alternative of remaining as a stand-alone company.

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

We have revised the disclosure under “Background of the Merger” on pages 35 and 38 as requested.

Also ensure to disclose the details of any specific terms offered, such as quantified disclosure of the “best and final offer” made by the RBOC regarding a potential business combination.

We have revised the disclosure under “Background of the Merger” on page 32 as requested.

31.	We note your disclosure of other mergers in the telecommunications industry. Please clarify how these announcements impacted the progression of the merger negotiations.

We have revised the disclosure under “Background of the Merger” on pages 36 and 37 as requested. Additionally, we have previously disclosed the fact that the transactions involving Sprint and AT&T, two of MCI’s principal competitors, were part of a pattern of industry consolidation, as further described in “MCI’s Reasons for the Merger,” and were considered by both MCI’s and Verizon’s management in evaluating their strategic options.

32.	Please provide a more integrated discussion of the MCI board’s evaluation of each of the competing offers by Verizon and Qwest. Please revise your discussion to provide a more clear comparison of the key competing deal terms and the negotiation of these terms.

We respectfully submit that including an expanded discussion of the reasoning of MCI’s board of directors in connection with each of the prior proposals from Verizon and Qwest is not relevant, and therefore not material, to the current transaction being submitted to MCI stockholders for approval. As disclosed under “Background of the Merger” on page 48, Qwest has revoked its most recent offer, and therefore MCI stockholders will not be voting on competing proposals between Verizon and Qwest; in fact, MCI stockholders will be voting on the final transaction with Verizon versus no transaction at all.

We also respectfully submit that the “Background of the Merger” section of the document, as previously drafted, provides a substantial amount of information to stockholders about the financial terms of each of the prior Qwest and Verizon proposals. Additionally, given the number of prior proposals, the significant number of variations in the terms and conditions associated with these proposals, as well as the varied contexts in which these proposals were made, we respectfully submit that any additional disclosure relating to the numerous prior proposals could actually be confusing to investors, and hinder the readability of the document. Furthermore, in several places throughout the document, such as “Summary—The

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

Merger” beginning on page 2, “The Merger Agreement” beginning on page 98, “Background of the Merger” beginning on page 30 and “MCI’s Reasons for the Merger” beginning on page 57, we have disclosed the non-financial terms of the original Verizon agreement and each subsequent amendment, which, collectively, represent the final Verizon transaction that MCI stockholders will be voting on.

Nevertheless, in order to strike a balance between being responsive to the Staff’s request for greater disclosure about MCI’s board of directors’ evaluation of the Qwest proposals and avoiding complex disclosure about a myriad of proposals, none of which are relevant to the transaction MCI stockholders are voting on, we have significantly expanded the sections entitled “MCI’s Reasons for the Merger” beginning on page 57 and “Analyses of MCI’s Financial Advisors” beginning on page 64 to include the reasoning and financial analysis related to the final Qwest proposal, which MCI’s board of directors considered, and directly compared to the transaction being submitted for MCI stockholder vote, in making its determination in favor of the transaction with Verizon. Furthermore, we have included expanded disclosure throughout the “Background of the Merger” beginning on page 30 relating to the non-financial terms of the competing Qwest proposals that were made after the signing of the original Verizon merger agreement on February 14, 2005.

For example, please consider the following:

•	How did the mix of cash and stock of each offer impact the MCI board’s decision?

We respectfully submit that, as described throughout “Background of the Merger” beginning on page 30, MCI’s board of directors evaluated a variety of offers throughout the process of exploring MCI’s strategic alternatives. These included Qwest’s all-stock offer in the last quarter of 2004 described on page 35, Qwest’s all-cash offer in February of 2005 described on pages 36 and 37, and an array of blended stock and cash proposals throughout 2004 and the 2005. The “Background of the Merger” section beginning on page 30, reflects the fact that at no point did MCI’s board of directors insist upon one mix of consideration over the other. As has been disclosed in “MCI’s Reasons for the Merger” on pages 57 through 61, MCI’s board of directors considered the range of values that might be realized by MCI’s stockholders under the stock component of each proposal, and the risks associated with achieving those values at the time of closing.

•	We note Mr. Breeden’s similar statements at two different board meetings regarding what the board sought to evaluate, “including the risks associated with an extended period prior to closing.” Please clarify how the extended period prior to closing impacted the board’s decision.

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

We have revised the disclosure under “MCI’s Reasons for the Merger” on page 57 as requested to clarify how the extended period prior to closing impacted MCI’s board of directors’ decision.

•	We reference the disclosure that in evaluating Qwest’s February 11, 2005 proposal, MCI’s board “discussed, among other considerations, (i) the changing competitive nature of the industry, (ii) the increasing need for scale and comprehensive wireless capabilities, (iii) access economics, (iv) the potential benefits of a transaction with Qwest, including the level and achievability of potential synergies and tax savings from use of Qwest’s net operating loss carry-forwards, (v) the state of Qwest’s capital structure, (vi) the ongoing ability to sustain network service quality and invest in new capabilities and (vii) ensuring ongoing customer confidence among MCI’s large enterprise customers.” In evaluating Qwest’s March 31, 2005 proposal, we note the disclosure that “MCI would be willing to declare Qwest’s proposal superior to the Verizon merger agreement . . .” if Qwest was willing to revise its proposal to increase the total consideration to $30 per share, to make Qwest’s proposal irrevocable, to provide certainty of closing and “other merger terms.” Please discuss how the increase in consideration and these other revisions to the terms would have satisfied the MCI board’s seven concerns expressed during the evaluation of the February 11, 2005 proposal.

We refer the Staff to our general response to Comment 32 beginning on page 14 of this letter. Additionally, we have revised the disclosure under “Background of the Merger” on page 48 as requested. Please note that at that time MCI’s board of directors was comparing a $30 stated value requested proposal from Qwest to Verizon’s then $23.10 stated value proposal, in contrast to comparing a $30 stated value proposal from Qwest on May 1 to Verizon’s improved $26 stated value proposal.

•	We note your disclosure regarding the amendment to the merger agreement relating to any decision by MCI’s board to change its recommendation and Verizon nonetheless having the option to require MCI to cause a stockholder meeting to consider a Verizon/MCI merger. We also note that MCI’s legal advisors advised the board on its legal duties and responsibilities regarding this new provision. Please clarify whether MCI resisted this particular provision and discuss how this amended provision impacted the process and the ability to consider any competing proposals. Discuss why the MCI board acquiesced to this new provision when it had knowledge that Qwest made a competing offer.

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

We have revised the disclosure under “Background of the Merger” on page 45 as requested.

•	Your disclosure regarding the April 5, 2005 MCI board meeting indicates that MCI’s board “continued its review and evaluation of Qwest’s revised proposal and comparison with the Verizon merger agreement, as amended, including, among other considerations, a consideration of financial terms, the uncertainties associated with Qwest’s revised proposal in terms of value and likelihood of closing, Qwest’s synergy assessments, and the risks associated with Qwest’s contingent liabilities.” Please expand upon each factor and clarify how each of these considerations impacted the board’s decision to conclude that Qwest’s proposal was not superior. Also provide greater insight into the board’s analysis that increasing Qwest’s offer from $27.50 to $30 per share and other revised terms rendered it a superior proposal later that month.

We refer the Staff to our general response to Comment 32 beginning on page 14 of this letter, as well as the revised disclosure in “Background of the Merger” on page 48.

•	Provide an expanded description of the MCI board’s analysis as to why Verizon’s revised proposal “was more favorable to MCI’s stockholders than Qwest’s latest proposal” at the meeting on May 1, 2005.

We refer the Staff to our general response to Comment 32 beginning on page 14 of this letter. Verizon has also revised the disclosure under “Background of the Merger” on page 52, expanded the discussion of Qwest’s proposals in “MCI’s Reasons for the Merger” on pages 61 and 62, and expanded the summary of the financial analysis in the “Analyses of MCI’s Financial Advisors” beginning on page 64 as requested to include Qwest’s final proposal.

33.	The Background section contains multiple references to presentations or analyses provided by MCI’s financial advisors relating to both Verizon’s and Qwest’s proposals, beginning with Lazard’s financial analysis of a potential business combination with Qwest delivered in early October of 2004. Similarly, we note your disclosure regarding Verizon’s February 13, 2005 board meeting at which Bear Stearns presented to the Verizon board “an analysis of their valuations.” Advise us why each of these presentations do not constitute a “report, opinion or appraisal materially relating to the transaction” within the meaning of Item 4(b) of Form S-4. Alternatively, provide all of the disclosure about these presentations that is required by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. We may have further comment after reviewing your response. Also provide us with copies of any written materials that the advisors provided to the boards throughout the negotiation period.

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

On behalf of MCI, counsel to Greenhill, JPMorgan and Lazard is separately delivering to the Staff, on a supplemental basis pursuant to Rule 418(a) promulgated under the Securities Act and Rule 12b-4 promulgated under the Exchange Act, the written materials provided by Greenhill, JPMorgan and Lazard to the MCI board of directors throughout the negotiation period. These materials will be accompanied by a letter from counsel to Greenhill, JPMorgan and Lazard requesting: (i) confidential treatment of these materials pursuant to 17 C.F.R. § 200.83 and (ii) the return of these materials following completion of the Staff’s review, pursuant to Rule 418(b) promulgated under the Securities Act and Rule 12b-4 promulgated under the Exchange Act.

On behalf of Verizon and Bear Stearns, counsel to Bear Stearns is separately delivering to the Staff, on a supplemental basis pursuant to Rule 418(a) promulgated under the Securities Act and Rule 12b-4 promulgated under the Exchange Act, the written materials provided by Bear Stearns to Verizon’s board of directors throughout the negotiation period. These materials will be accompanied by a letter from counsel to Bear Stearns requesting: (i) confidential treatment of these materials pursuant to 17 C.F.R. § 200.83 and (ii) the return of these materials following completion of the Staff’s review, pursuant to Rule 418(b) promulgated under the Securities Act and Rule 12b-4 promulgated under the Exchange Act.

Item 4(b) of Form S-4 requires that if a “report, opinion or appraisal materially relating to the transaction has been received from an outside party, and such report, opinion or appraisal is referred to in the prospectus” the information required by Item 9(b)(1) through (6) of Schedule 13E-3 be furnished.

We respectfully submit that the only “report, opinion or appraisal” “materially related to the transaction” provided to the MCI board of directors is the fairness opinion of MCI’s financial advisors with respect to the final transaction with Verizon approved by the MCI board on May 1, 2005. As this is the only transaction that MCI stockholders will be voting on (since Qwest withdrew its most recent offer on May 4, 2005), we respectfully submit that any presentations or other written materials relating to any prior proposals do not “materially relate to the transaction” within the meaning of Item 4(b) of Form S-4. As the Staff will note upon receipt of the submission described above, the documents presented to the MCI board of directors constitute a voluminous amount of material. Because the information presented to the MCI board of directors by its financial advisors was presented at many different meetings, certain of the information contained in the presentations is similar and certain of the information was refined over time. As the disclosure regarding the fairness opinions of Greenhill, JPMorgan and Lazard points out, the description of the analyses regarding the Verizon transaction reflects the refinement of those analyses over the period of negotiations and

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

compiles the material analyses presented by the financial advisors to the MCI board of directors and considered by the financial advisors in rendering their fairness opinions. Describing the information contained in each written presentation would result in redundant and confusing, and also immaterial, disclosure for investors and would include information that is not materially related to the Verizon merger. Certainly these materials, even if considered to be “reports, opinions or appraisals”, are not materially related to the final Verizon transaction approved by the MCI board of directors.

Because Greenhill, JPMorgan and Lazard delivered fairness opinions with respect to the Verizon merger but did not deliver a superiority opinion or any opinion as to the relative merits of the Verizon merger and the Qwest proposal or any report or appraisal, we believe that a description of the analyses related to that opinion is the only description of the financial advisors’ analyses required to be disclosed pursuant to Regulation M-A or Form S-4. However, in order to address the substance of Staff’s comment, we have revised the Form S-4 to include disclosure regarding the analyses performed by Greenhill, JPMorgan and Lazard with respect to the final Qwest transaction proposal in a form similar to the disclosure regarding the analyses performed with respect to the Verizon merger. We believe this revised disclosure presents a fair summary regarding the material analyses performed by Greenhill, JPMorgan and Lazard and presented to the MCI board of directors in connection with its assessment of the final Qwest proposal and the Verizon merger. We believe this goes beyond what is required by Form S-4 and Item 1015(b) of Regulation M-A and do not believe any additional information is required to be disclosed because the information referenced above includes a summary of all information presented to the MCI board of directors that is materially related to the transaction.

Finally, with respect to the Bear Stearns valuation analysis referred to by the Staff, we respectfully submit that this analysis is not “materially related to the transaction” within the meaning of Item 4(b) of Form S-4 because Verizon’s stockholders are not required to give any approval or make any investment decision in connection with the merger. Neither Verizon’s board of directors nor Bear Stearns expressed any opinion with respect to the fairness to MCI’s stockholders of the consideration to be paid to them in connection with the merger. Accordingly, we have deleted the reference to this analysis on page 40.

34.	Clearly explain the reasons why MCI’s board concluded that it was not interested in the proposed business combination transaction with Qwest on December 10, 2004. Were the reasons related to the board’s “concerns regarding price and certainty” as expressed to Qwest’s advisors on January 21, 2005?

We have revised the disclosure under “Background of the Merger” on page 35 to further clarify this point. We respectfully submit that the disclosure in “The

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

Background of the Merger” on page 35 and 36 illustrates how Qwest’s December proposal (a potential stock-for-stock transaction) clearly differed from Qwest’s January proposal (a potential all-cash transaction). We supplementally advise that, given the differences between an all-stock and an all-cash transaction, MCI’s board of directors considered different factors in evaluating each proposal. In light of the fact that a stock-for-stock transaction would provide MCI stockholders with an equity stake in the combined company, while an all cash transaction would not, the focus of MCI’s board of directors shifted to that of price and certainty when considering Qwest’s January all-cash proposal.

35.	We note your disclosure concerning the transaction with Mr. Helu. In particular, we note your disclosure that on April 9, 2005, the MCI board “discussed the transaction between Verizon and the selling group. . . .” Please address how this transaction impacted the MCI board’s consideration of the competing proposed transactions with Verizon and Qwest. Disclose the substance of the board’s discussions about the transaction on April 9 and what it considered regarding the significantly higher consideration that Mr. Helu would receive compared to all other MCI shareholders.

We have revised the disclosure under “Background of the Merger” on page 48 as requested.

36.	Expand the disclosure relating to the concerns that several of MCI’s business customers expressed to the board. Disclose the specific nature of the concerns, when and how the customers expressed the concerns, the approximate number of customers and the potential impact to MCI’s business if these customers terminated their contracts. Also explain why Verizon insisted that this development, among any others, should be included in MCI’s press release.

We have revised the disclosure under “MCI’s Reasons for the Merger” on page 63 to provide additional disclosure relating to MCI’s business customer concerns. We have revised the disclosure under “Background of the Merger” on page 51 to explain how Verizon became increasingly aware of the material effect of the customer issue on MCI’s board of directors’ determination and how this awareness led Verizon to inform MCI representatives that any revised proposal would be conditioned upon MCI including, in its press release to be issued in connection with the revised proposal, an accurate summary of the reasons for MCI’s board of directors’ determination, including disclosure of the material customer issues.

Verizon’s Reasons for the Merger, page 48

37.	Please disclose the bases of the projections for the amount and timing of the “annual pre-tax benefits and revenue enhancements following the closing of the merger [that] will reach $500 million in year one, $750 million in year two, and

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

will ramp up to $1 billion in year three and beyond.” Disclose the amount attributable to each item listed in this bullet point and provide a break down of the expected cost savings, to the extent possible. Also briefly describe the nature of the material assumptions underlying these projections.

We have revised the disclosure under “Verizon’s Reasons for the Merger” on pages 53 through 56 to include the requested disclosure.

38.	Please expand the factors you list as “Other Material Factors Considered” by the board in making its recommendation. Vague statements of topics, such as “business operations and prospects” are not sufficient. You will need to explain how each factor supports or does not support the decision to approve the merger. For example, explain how current financial market conditions supported the board’s decision. In addition, discuss the “expected impact” on each of MCI’s business operations, stockholders, suppliers, creditors, customers and employees resulting from the announcement of the merger. These are examples only. Similarly revise the section entitled “MCI’s Reasons for the Merger,” as appropriate. For example, in your “Other Terms of the Merger Agreement with Verizon” subsection, please expand your explanation of each of the terms and why they supported the MCI board’s decision.

We have revised the disclosure under “Verizon’s Reasons for the Merger–Other Material Factors Considered” on pages 55 and 56 and “MCI’s Reasons for the Merger–Other Terms of the Merger Agreement with Verizon” on pages 60 and 61 to include the requested disclosure.

39.	We note the reference to the risk factors in the negative factors considered. Please consider including specific disclosure in this section regarding any of the risks disclosed in the risk factor section. For example, please consider adding disclosure regarding to what extent the Verizon board considered the material weakness in MCI’s internal controls over financial reporting.

As noted in our response to Comment 28, Verizon has considered whether the material weakness in MCI’s internal controls could affect its business after closing and has determined that, due to the remediation efforts MCI has informed Verizon it is currently undertaking, Verizon expects no material post-closing impact on Verizon’s business. We note that the disclosure provided under “Verizon’s Reasons for the Merger” on page 56 relating to material factors considered by Verizon’s board of directors in its deliberations weighing negatively against the merger specifically refers to a number of material risk factors considered by Verizon’s board of directors. We believe the inclusion of a cross reference to the risk factors section adequately alerts MCI’s stockholders to the other risk factors considered by Verizon’s board of directors, and that repeating the risk factors described on pages 23 to 27 would not provide enhanced disclosure.

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

MCI’s Reasons for the Merger, page 51

40.	Please clearly address how the board weighed the perceived long-term benefits of a transaction with Verizon compared to the higher total consideration offered by Qwest. It appears from your Background of the Merger section that, up to a certain point, the MCI board was prepared to declare a Qwest proposal superior if the total consideration was raised to a certain amount. Please describe in detail how the MCI board balanced the long-term interest of shareholders with the short-term interest of receiving the highest total consideration. In this regard, we note that the class action lawsuit appears to relate to the MCI board’s decision to approve the Verizon offer notwithstanding Qwest’s higher merger consideration.

We supplementally advise the Staff that MCI’s board of directors did not weigh the perceived long-term benefits of stockholders with the short-term interest of receiving the highest total consideration. Rather, MCI’s board of directors engaged in an analysis of the total value of the consideration that might be realized by MCI’s stockholders at closing, versus the risks associated with realizing those values. The additional changes to the “Reasons” and “Opinion of Financial Advisors” sections further clarify that analysis.

As disclosed, in light of the extended period prior to closing, MCI’s board of directors was concerned with the risks associated with the total value of the consideration to be received by MCI’s stockholders at closing under the Qwest proposals due to potential downward movements in the value of the stock component of this consideration. In evaluating the risks to realizing the range of potential value of the stock component of the consideration offered under the Qwest proposal at closing, MCI’s board of directors considered numerous factors, as described under “MCI’s Reasons for the Merger” beginning on page 57 and the “Analyses of MCI’s Financial Advisors” beginning on page 64. Under the Verizon merger agreement, there is no risk (other than the purchase price adjustment also included in Qwest’s offer) in realizing the total value of the consideration offered by Verizon because the value of the Verizon stock to be received at closing is protected through the price protection mechanism, as described under “MCI’s Reasons for the Merger” on page 63. As disclosed, after comparing the risks to the range of potential value of the stock component of the consideration at closing in each of the Qwest and Verizon proposals, MCI’s board of directors determined that the Verizon proposal was superior to the Qwest proposal.

41.	Provide a thorough discussion of the board’s conclusion that the merger with Verizon is fair despite the higher, all-cash payment to be made to Mr. Helu and his affiliates.

We respectfully submit that, as a general matter, the fact that one stockholder may have obtained different, and potentially higher, consideration for his shares does

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

not necessarily render a different, and potentially lower, consideration unfair. Nevertheless, we note to the Staff that the $25.79 paid to Mr. Helu and his affiliates is less than the total value of approximately $26 per share of MCI common stock to be received by MCI’s other stockholders. Mr. Helu’s affiliates will benefit if the price of Verizon’s common stock exceeds $35.52 per share during the 20-day measurement period prior to April 9, 2006, pursuant to an adjustment calculated by multiplying (i) 0.7241 by (ii) the amount, if any, by which the price of Verizon’s common stock exceeds $35.52 per share (measured over a 20-day period), subject to a maximum excess amount per Verizon share of $26.98. The amount paid to the selling group is not subject to any downward purchase price adjustment for specified included liabilities. MCI’s other stockholders will benefit if the price of Verizon’s common stock exceeds $35.52 per share at the closing of the merger or thereafter. In light of the foregoing, we respectfully submit that the current disclosure is adequate.

42.	Expand the “Tax-Free Transaction” subsection to address what consideration the board gave to the fact that the merger will be fully taxable to MCI shareholders in the event the parties use the alternative structure.

We have revised the disclosure under “MCI’s Reasons for the Merger–Tax-Free Transaction” on page 60 as requested.

43.	On page 54, clarify the nature of the “possible consequences” of Verizon’s condition that MCI reference the customer concerns in its press release.

We have revised the disclosure under “MCI’s Reasons for the Merger–Other Terms of the Merger Agreement with Verizon” on page 60 as requested.

44.	In your “Alternative Proposals from Qwest” subsection, please expand each of these factors to describe what the board considered regarding each factor and to address how each factor supported or did not support the decision to reject Qwest’s offer. In this regard, please provide a more integrated discussion so that it is clear how each of the material transaction considerations impacted the MCI board’s decision to accept Verizon’s offer. For example, revise the second bullet to disclose the synergies estimates provided by both parties, how the estimates differed, what the board considered with respect to the “certainty, timing and costs by which the synergies might be achieved,” and what the board concluded about MCI stockholders’ participation in the synergies.

We have expanded the disclosure under “MCI’s Reasons for the Merger” and “Analyses of MCI’s Financial Advisors” to include the reasoning and financial analyses, respectively, related to the final Qwest proposal. MCI’s board of directors considered and directly compared the final Qwest proposal with the transaction being submitted for MCI stockholder vote in making its determination

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

in favor of the transaction with Verizon. We have revised the disclosure under “MCI’s Reasons for the Merger–Alternative Proposals from Qwest” on page 61 and the “Analyses of MCI’s Financial Advisors” beginning on page 64 as requested.

Additionally, we supplementally advise the Staff that while MCI’s board of directors considered each of the factors listed under the “Alternative Proposals from Qwest” subsection in comparing the Qwest proposal with the Verizon merger agreement, MCI’s board of directors did not find it practicable to quantify or assign relative weights to, and did not make separate and distinct assessments of, each of these factors. We have revised the disclosure in this subsection accordingly.

45.	Under “Purchase Price Adjustment,” it remains unclear how the board determined that the merger with Verizon is fair while considering the potential downward adjustment to the purchase price. Please revise accordingly.

We have revised the disclosure under “MCI’s Reasons for the Merger—Purchase Price Adjustment” on page 63 as requested.

Opinions of MCI’s Financial Advisors – Greenhill & Co., LLC, J.P. Morgan Securities Inc. and Lazard Freres & Co. LLC, page 56

46.	Please provide us with any analyses, reports, presentations, or similar materials, including projections, prepared for or by the financial advisors to MCI in connection with rendering the fairness opinions. We may have further comment upon receipt of these materials.

As noted in our response to Comment 33 beginning on page 17, counsel to Greenhill, JPMorgan and Lazard are providing the materials requested by the Staff under separate cover on a supplemental basis.

47.	We note your statement on page 59 that “none of Greenhill, JPMorgan or Lazard has rendered any opinion as to the relative merits of or consideration offered in any transaction proposed by Qwest as compared to the transactions contemplated by the merger agreement.” Please revise to reconcile this statement with the disclosure appearing throughout the Background section that MCI’s advisors provided financial analyses with respect to the Qwest offers. We note, for example, your disclosure that “[i]n early October [2004], Lazard’s financial analysis of a potential business combination transaction with Qwest was delivered to MCI’s board of directors for discussion purposes.” Other examples include the advisors’ “financial analyses with respect to Qwest’s revised proposal and the Verizon merger agreement” on pages 45 and 47.

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

Please see the response to Comment 33 beginning on page 17. In response to the Staff’s request, we have disclosed beginning on page 64 of the Form S-4 the financial analyses performed by Greenhill, JPMorgan and Lazard with respect to the final Qwest proposal. As noted in the response to Comment 33, we believe this disclosure together with the existing disclosure relating to the Verizon merger (as revised as indicated in this response letter) constitutes all the material information regarding the presentations of the financial advisors to MCI’s board of directors. Please note that this information was presented to MCI’s board of directors for its consideration of the financial aspects of the final Qwest proposal and does not constitute a fairness opinion with respect to the final Qwest proposal. Accordingly, the S-4 maintains the distinction between analyses discussed with MCI’s board of directors and the fairness opinion rendered with respect to the Verizon merger.

48.	Provide quantified disclosure of the specific estimates of the cost savings and operating improvements that Verizon provided to MCI’s advisors and illustrate how they differed from MCI’s estimates.

We respectfully advise the Staff that for purposes of MCI’s financial advisors’ analyses, the estimates of the cost savings and operating improvements publicly disclosed by Verizon did not differ from the estimates provided by MCI to MCI’s financial advisors. We have revised the disclosure on page 66 to make this clear.

49.	We note the advisors’ assumption that the purchase price will not be adjusted “in an amount greater than that described [to the advisors]. . .based on the estimated specified included liabilities. . . .” Disclose the amount of the estimated specified included liabilities provided to the advisors by MCI management and indicate whether the amount corresponds to the $1.775 billion threshold at which no adjustment will be made under the merger agreement. We may have further comment.

We have disclosed the amount of the assumed specified included liabilities provided to the financial advisors by MCI management and the resulting estimated purchase price reduction on page 60 as requested.

50.	Please disclose the dates that Greenhill, JPMorgan and Lazard were engaged to provide their advisory services. Also provide us with copies of the engagement letters.

We respectfully submit that the terms of the engagement letters with MCI’s financial advisors are currently under discussion. Upon finalization of these terms, appropriate disclosure will be made in the Form S-4 and copies of the engagement letters will be provided supplementally to the Staff. We have disclosed the dates that each of the financial advisors was engaged on pages 31 and 33 of the S-4.

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

51.	As required by Item 1015(b)(3) of Regulation M-A, please briefly explain the method used by the MCI board in selecting Greenhill, JPMorgan and Lazard to provide a fairness opinion. Also disclose any instructions or limitations regarding the fairness opinions that the MCI board provided to Greenhill, JPMorgan or Lazard. See Item 1015(b)(6) of Regulation M-A.

In response to the first sentence of the Staff’s comment, we have added the requested disclosure under “The Merger—Miscellaneous” on page 82.

We respectfully advise the Staff that, other than as described in the S-4, no specific instructions were given by MCI’s board of directors to Greenhill, JPMorgan and Lazard and no limitations were imposed by MCI’s board of directors on the scope of Greenhill, JPMorgan and Lazard’s financial investigations, and that, therefore, no specific disclosure is warranted by the second sentence of the Staff’s comment. We have added disclosure in this regard under “The Merger—Miscellaneous” on page 82.

52.	As required by Item 1015(b)(4) of Regulation M-A, please quantify the compensation that Greenhill, JPMorgan and Lazard will receive in exchange for rendering their services in connection with this transaction. Also disclose the compensation that the advisors received for the services they provided for each company during the past two years pursuant to Item 1015(b)(4) of Regulation M-A. Address what consideration the MCI board gave to the fact that two of the three advisors have provided services to Verizon.

With respect to the first sentence of the Staff’s comment, please see the response to Comment 50 on page 25. Upon finalization of the engagement letters with MCI’s financial advisors, the requested disclosure will be added to the S-4.

In response to the second sentence of the Staff’s comment, we have added the requested disclosure under the “The Merger—Miscellaneous” on page 82.

In response to third sentence of the Staff’s comment, we have added the requested disclosure under “The Merger—MCI’s Reasons for the Merger” on page 59 and under the “The Merger—Miscellaneous” on page 82. We have also revised the Form S-4 to remove the statement that Lazard has provided services to Verizon, as it has not done so in the recent past and certainly not within the two-year time frame contemplated by Item 1015(b)(4) of Regulation M-A. Accordingly, the disclosure added in response to the third sentence of the Staff’s comment addresses only services provided by JPMorgan to Verizon.

53.	Quantify the portion of the fees payable to each of the advisors that are contingent upon the consummation of the merger. In addition, revise any references to the advisors’ opinions and analyses appearing in “MCI’s Reasons for the Merger” to address these contingent payments.

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

We have revised the disclosure under “MCI’s Reasons for the Merger – Presentations and Opinions of Financial Advisors” on page 59. Please see our response to Comment 50 on page 25. Upon finalization of the engagement letters with MCI’s financial advisors, the requested disclosure will be added to the Form S-4.

54.	Indicate whether Greenhill, J.P. Morgan and Lazard recommended the amount of consideration to be paid in the transaction in accordance with Item 1015(b)(5) of Regulation M-A.

We respectfully advise the Staff that none of Greenhill, JPMorgan or Lazard recommended the amount of consideration to be paid in the transaction. We have added disclosure in this regard under “The Merger—Analyses of MCI’s Financial Advisors” on page 66 of the S-4.

55.	To aid the average investor in understanding the financial analyses summaries, revise each of them to explain in concise and understandable language what the financial advisors did and how the analysis and conclusion are relevant to shareholders and, specifically, to the consideration that they are receiving in the merger. Include a more detailed summary of the analyses performed, such as the multiples, ranges, means/medians and quantified values calculated for each analysis, and provide more detailed explanations of how the various implied exchange ratio ranges were calculated. Also describe the purpose of each analysis. For example, explain why the Stockholders Value Creation Analyses, including the sum-of-the-parts analysis, and other particular measures or methodologies were chosen. In this regard, for each analysis, explain the conclusions stockholders should draw from the reported results. Reduce the amount of financial jargon and avoid unnecessary financial terms that make the disclosure very difficult to understand. Among your revisions, explain what the advisors mean by “implied equity values,” “terminal value,” “theoretical analyses,” “perpetual growth rates,” “normalizing free cash flows” and “sensitivity analysis. We may have further comments once we have reviewed the revised disclosure.

In response to the Staff’s request, we have revised generally the disclosure under “The Merger—Analyses of MCI’s Financial Advisors”. Specifically, we have revised the disclosure to provide additional explanations, detail and clarity regarding the various analyses and methodologies used by Greenhill, JPMorgan and Lazard and to eliminate financial jargon and avoid unnecessary financial terms. For example, in the discounted cash flow analyses we have explained how the discount rates were derived and have provided a description of the methodology behind calculating the discounted cash flows; in the implied exchange ratio

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

analyses we have better explained the reasoning behind the analysis; and in the sum-of-the-parts analysis we have clarified how the analysis is designed to value the combined companies.

We respectfully submit that no response is warranted with respect to the conclusions that stockholders should draw from the analyses performed by the financial advisors. The analyses performed by MCI’s financial advisors are standard valuation techniques used for valuing companies, and have been used and described in numerous other transactions. They were performed for the benefit of MCI’s board of directors and each member of MCI’s board of directors considered the analyses, along with all the other information available to the board of directors, in his or her own personal manner in carrying out his or her fiduciary duties. None of MCI’s financial advisors reached any separate conclusion or conclusions based on any particular analysis, but rather, in connection with the Verizon merger, each of them came to a single conclusion as to the fairness of the Verizon merger from a financial point of view based on such financial advisor’s experience and professional judgment and all of the analyses and information available to them taken together.

56.	MCI Comparable Company Analysis, page 59 and MCI Comparable Transaction Analysis, page 60. Revise to explain how the advisors selected AT&T and the SBC acquisition of AT&T and why it deemed them comparable. Similarly revise the analyses for Verizon. Also address the usefulness of these analyses given that the advisors selected only one company and one transaction as comparable to MCI.

We have revised the disclosure under “MCI Comparable Company Analysis” on page 67 as requested.

57.	MCI Management Case Discounted Cash Flow Analyses. Please expand your discussion of how the advisors calculated the weighted average cost of capital range from 9% to 10% for MCI. Provide similar discussions regarding the other discounted cash flow analyses.

We have revised the disclosure related to each discounted cash flow analysis under “MCI Management Case Discounted Cash Flow Analyses” on page 68 to describe how the weighted average costs capital figures were calculated.

58.	Implied Exchange Ratio Analysis, page 62. Please explain the results of this analysis and how the results were used to analyze the fairness of the consideration to be received by MCI shareholders in the merger.

We have revised the disclosure under “Implied Exchange Ratio Analysis” on page 73 to reflect the requested disclosure.

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

59.	Sum-of-the-Parts Analysis, page 62. Explain what “expected cost savings and operating improvements” were included in this analysis and how they differed from the estimates of cost savings and operating improvements as provided by the managements of Verizon and MCI, if at all.

We respectfully submit that all the “cost savings and operating improvements” used in this analysis were the same as the estimates of cost savings and operating improvements provided by and otherwise used by managements of Verizon and MCI. We have added disclosure in this regard under “Sum-of-the-Parts Analysis” on page 71 of the Form S-4.

Regulatory Approvals Required for the Merger, page 69

60.	Provide updated disclosure of when you can expect to receive the various approvals described throughout this section, to the extent possible. Also disclose the potential lengths of any delays in obtaining approval.

To the extent updated information on the regulatory approval process was available, we have revised the disclosure under “Regulatory Approvals Required for the Merger” on page 87 as requested.

61.	Do the parties anticipate any specific divestitures or other changes to the combined company in order to obtain the necessary regulatory approvals? If so, please revise to disclose them to the extent practicable. Disclose how such adjustments could cause either party to terminate the merger agreement and why.

We respectfully submit that at this time, it would be premature and speculative to identify any specific divestitures or other changes to Verizon following the merger in order to obtain the necessary regulatory approvals.

Senior Notes, page 70

62.	Disclose the aggregate principal amount of the senior notes. Also, please clarify whether the interest rate increased due to a change in credit ratings. Furthermore, indicate MCI’s plans with respect to the notes, i.e., whether it will redeem the notes before or offer to purchase the notes after the closing of the merger.

We have revised the disclosure under “Senior Notes” on page 88 to include the aggregate principal amount of each class of the Senior Notes, to clarify that the interest rate increase resulted from a change in the credit ratings of MCI, and to indicate that no determination has been made regarding whether to redeem the Senior Notes before the closing of the merger or to offer to repurchase the Senior Notes after the closing.

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

Material United States Federal Income Tax Considerations, page 74

63.	We note your disclosure that “[a]ssuming that the merger does qualify for such treatment, the following discussion is a summary. . . .” Counsel may not assume any legal conclusions underlying the opinion. Counsel must instead opine on these matters as part of its tax opinion. Please revise the prospectus as necessary to remove statements assuming the tax consequences of the transaction and clearly state that the transaction is structured to qualify as a reorganization under Section 368(a).

We have revised the disclosure under “Material United States Federal Income Tax Considerations” on pages 11, 94 and 96 as requested to remove statements assuming the tax consequences of the transaction and to clearly state that the transaction is intended to qualify as a reorganization under Section 368(a).

64.	It appears that you intend the tax discussion to be counsel’s opinion. If so, please revise to clearly state that this is counsel’s opinion and to identify the counsel rendering the opinion. Alternatively, advise us whether you intend to obtain and file long-form tax opinions.

We have revised the disclosure under “Material United States Federal Income Tax Considerations” on page 93 as requested to clearly state that this is counsel’s opinion and to identify the counsel rendering the opinion.

65.	Clearly identify upon what counsel is opining. In this regard, counsel must opine on each material tax consequence, not just that the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code. For instance, you should obtain an opinion of counsel regarding the tax consequences of the alternative merger to support your assertion that it “might qualify as a reorganization.”

We have revised the disclosure under “Material United States Federal Income Tax Considerations” on pages 94 and 96 as requested to delete the language to the effect that the alternative merger “might qualify as a reorganization.”

The Merger Agreement, page 79

66.	We note your statement in the second italicized paragraph on page 79 that the representations and warranties in the merger agreement were “made for the purposes of allocating contractual risk. . .instead of establishing these matters as facts.” Please be advised that notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

misleading. Include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

We confirm our understanding that notwithstanding the inclusion of a general disclaimer, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement and prospectus not misleading and we believe that we have made any such required disclosure.

67.	We note your statement in the same paragraph that “[i]nformation about Verizon or MCI can be found elsewhere in this proxy statement and prospectus and in the other public filings that each of Verizon and MCI makes with the SEC.” Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

We have created a separate paragraph under “The Merger Agreement” on page 98 for the language regarding where stockholders can find additional information and have slightly revised the language to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

68.	Under “Potential Downward Purchase Price Adjustment for Specified Liabilities” on page 80, address whether MCI’s recent $100 million settlement with the state of Mississippi to cover back taxes will be included in the calculation of the paid specified included liabilities amount.

We have revised the disclosure under “Potential Downward Purchase Price Adjustment for Specified Liabilities” on page 99 as requested to provide that MCI’s recent $124 million settlement with the state of Mississippi to cover back taxes will be included in the calculation of the paid specified included liabilities amount.

69.	Disclose who will make the determination whether a “material adverse effect” or a “specified material adverse effect” has occurred, as defined on pages 84 and 86, respectively.

We have revised the disclosure under “Representations and Warranties” on page 101 and “Regulatory Approvals” on page 105 as requested.

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

Unaudited Pro Forma Condensed Combined Financial Statements, page 97

General

70.	Please update for the quarter ended March 31, 2005.

We have updated the financial information in the summary section and the unaudited pro forma financial statements financial information for the quarter ended March 31, 2005.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 2. Purchase Price, page 99

71.	Tell us why you consider the $5.60 special cash dividend that will be paid by MCI as part of the purchase price paid by Verizon.

The special cash dividend is a part of the total consideration MCI’s stockholders will receive pursuant to the merger agreement and is payable by Verizon in the event it is not fully paid as a special cash dividend. We have expanded Note 2, footnote (3) to reflect this additional disclosure.

72.	Discuss the additional amounts that may be payable to affiliates associated with Carlos Slim Helu and the potential downward purchase price adjustment for specified liabilities and other adjustments disclosed on page 3 as well as throughout Form S-4 Amendment No. 1. Tell us your consideration of providing additional pro forma presentations that give effect to the range of possible results.

We have added Note 2, footnote (2) to reflect additional disclosure about the Carlos Slim Helu shares and expanded Note 2, footnote (1) to reflect additional disclosure about the potential downward adjustment. As stated in the additional disclosure about the potential downward adjustment, we considered, but did not adjust our pro forma financial results to reflect any potential downward adjustment in the purchase price since actual payment experience of the specified liabilities through the closing date will determine the amount of any adjustment. We determined that any estimate or range of estimates at this point would not likely provide any significantly different results from the pro forma information presented.

73.	Disclose how you determined the amounts reflected in (3) based upon your disclosed assumption that 50% of the total acquired intangible assets, before related deferred taxes, were attributable to amortizable intangible assets and 50% was attributable to goodwill.

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

We have expanded Note 2, footnote (4) to reflect additional disclosure about the basis for determining the allocation of total acquired intangible assets.

74.	Tell us your consideration of providing additional pro forma presentations that give effect to the range of possible results for the estimated allocation of the purchase price to certain acquired identifiable intangible assets.

We have expanded Note 2, footnote (4) to reflect additional disclosure about the assumptions used in determining the allocation of total acquired intangible assets. As described in the additional disclosure, we were not able to accurately estimate the value of identifiable intangible without an extensive valuation, which we plan to perform after the closing of the merger. However, we provided an allocation based on a reasonable and, in our view, conservative set of assumptions. Consequently, we considered, but did not adjust our pro forma financial results to reflect any potential range of possible results for the estimated allocation of total acquired intangible assets. We determined that any range of estimates at this point would not provide any significantly different results from the pro forma information presented.

75.	Disclose how you determined the increase in long-term debt of $(345) to arrive at fair value.

We have added Note 2, footnote (5) to reflect additional disclosure about the basis for determining the fair value of long-term debt.

76.	Disclose how you determined the deferred taxes of $(1,122).

We have expanded Note 2, footnote (4) to reflect additional disclosure about the basis for determining the deferred taxes pertaining to identifiable intangible assets.

Note 5. Pro Forma Adjustments, page 95

77.	Revise to provide pro forma footnotes which clearly explain the assumptions involved and show how the adjustments were computed. Specifically expand your disclosure for the following adjustments: (a), (b), (c), (d), (e), (f), (h), and (i).

We have expanded Note 5, adjustments (a) through (f), (h) and (i) to reflect additional disclosure about the assumptions involved and computation of the adjustments.

78.	Disclose the expected useful lives of significant assets acquired.

We have expanded Note 3 and Note 5 (b) to reflect additional disclosure about the expected useful lives of significant assets acquired.

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

79.	Disclose the change of control provisions regarding the Senior Notes discussed on pages F-41 and 34 of Form 10-K for December 31, 2004 for MCI, Inc.

We have expanded Note 5 to reflect additional disclosure about the change in control provisions regarding Senior Notes.

80.	Provide pro forma disclosure for the provisions in the MRSP for change in control as disclosed on page F-48 of Form 10-K for December 31, 2004 for MCI, Inc.

We have expanded Note 5 to reflect additional disclosure about the change in control provisions regarding the MRSP.

81.	Tell us about any other change in control provisions that would be triggered by this transaction. Tell us your consideration of providing pro forma disclosure for them.

We have expanded Note 5 to reflect additional disclosure about the change in control provisions contained in executive agreements.

82.	Disclose, but do not include in your pro formas, the MCI Retention Program discussed on page 67.

We have expanded Note 5 to reflect additional disclosure about the MCI Retention Program.

The Special Meeting of MCI Stockholders, page 105

Proxies, page 106

83.	Briefly describe the Internet voting procedures and indicate the validity of proxies granted electronically under Delaware law. See July 1997 Telephone Interpretations #N.17. Include a similar statement about the validity of these proxies on the proxy card. Please provide us with the web addresses and passwords necessary to access the site by which shareholders can vote via the Internet.

We have revised the disclosure under “The Special Meeting of MCI Stockholders–Proxies” on page 128 and Exhibit 99.1 (Form of Proxy Card). Verizon will supplementally provide the web addresses and password as requested when available.

Solicitation of Proxies, page 107

84.	We note your statement that proxies may be solicited by “personal interview, telephone, facsimile and electronic mail. . . .” Please note that all written

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence and information posted on the Internet, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c). Please confirm your understanding in the response letter.

We confirm our understanding that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence and information posted on the Internet, must be filed under the cover of Schedule 14A.

Other Matters, page 120

85.	Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown “a reasonable time before the solicitation.” Please revise this paragraph and the proxy card to include this language.

We have revised the disclosure under “Other Business” on page 130 and under “Other Matters” on page 142 to reflect that the proxies will confer discretionary authority only for matters unknown a reasonable time prior to the date of the proxy statement and prospectus and have revised the form of proxy in Exhibit 99.1 accordingly.

86.	Revise this paragraph to clarify whether the adjournment you mention relates to soliciting additional proxies. Please note the staff’s view that a postponement or adjournment to permit further solicitation of proxies does not constitute a matter “incident to the conduct of the meetings,” as described in Rule 14a-4(c)(7). Accordingly, we consider the use of discretionary voting authority to postpone or adjourn the meeting to solicit additional proxies to be a substantive proposal for which proxies must be independently solicited. If you wish to obtain authority to adjourn the meeting to solicit additional proxies for the merger, please provide another voting box on the proxy card so that shareholders may decide whether to grant a proxy to vote in favor of postponement or adjournment specifically for this purpose.

We have amended the form of proxy in Exhibit 99.1 to provide another voting box so that stockholders may decide whether to grant a proxy to vote in favor of postponement or adjournments to permit further solicitation of proxies and have revised the disclosure under “Other Business” on page 130 to so indicate.

Where you can Find More Information, page 120

87.	Revise to specifically incorporate by reference MCI’s definitive proxy materials filed on April 20, 2005.

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

We respectfully note that those portions of MCI’s definitive proxy materials required to be filed pursuant to the disclosure requirements of Form S-4 have already been incorporated by reference through the incorporation of MCI’s Form 10-K for the year ended December 31, 2004. We have revised the disclosure under “Where You Can Find More Information” on page 142 to clarify that the required portions of the definitive proxy materials have been so incorporated.

Annex A

88.	As required by Item 601(b)(2) of Regulation S-K, please include a list briefly identifying the contents of any omitted schedules or disclosure letters, together with an agreement to furnish to us a copy of any omitted document upon request.

We have revised the cover page of Annex A to identify the contents of any omitted schedules or disclosure letters and have included language stating that, upon request, we will furnish the Staff with copies of any omitted documents.

Exhibits

89.	In the consents filed as exhibits 99.2 through 99.4, each advisor makes similar statements that its consent is being delivered or included “solely in connection with the initial filing of the aforementioned Registration Statement.” Please note that, due to the limitations placed on each consent, you will have to file new consents with each amendment to the registration statement.

We have filed new consents as exhibits 99.2 through 99.4 to the S-4 and will file new consents with each amendment to the S-4.

90.	As required by Item 601(b)(4) of Regulation S-K, please file all instruments defining the rights of Verizon common stockholders. Alternatively, confirm that all such instruments have been filed.

We confirm that all instruments defining the rights of Verizon common stockholders have been filed with the SEC by Verizon and have been incorporated by reference to the S-4.

91.	Please file the legality opinion as soon as possible. We may have comments on the opinion after reviewing it.

We have included the form of legality opinion as Exhibit 5.1 to the S-4.

Exhibit 23.4

92.	Revise to include the correct number of shares being registered.

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

We respectfully note that the correct number of shares has already been referred to in Exhibit 23.4. In connection with the original filing of the S-4, Verizon registered 132,055,620 shares and in connection with pre-effective amendment no. 1 to the

S-4, subsequently registered another 54,728,871. However, Ernst & Young, LLP has deleted the reference to the number of shares being registered in pre-effective amendment no. 2 to the S-4

Exhibit 23.5

93.	Revise to refer to amendment number 1 of Form S-4. Future consents should refer to the correct amendment.

We have revised Exhibit 23.5 to the S-4 to refer to “Pre-Effective Amendment No. 2 to the Registration Statement” and future consents will refer to the correct amendment.

Exhibit 23.6

94.	Revise to refer to the correct dates and footnotes in the dual dated report.

We have revised Exhibit 23.6 to the S-4 to refer to the correct dates and footnotes.

Rule 425 filings

95.	Please note that all Rule 425 communications filed after the filing date of the Form S-4 must disclose the file number for the Form S-4. See Rule 425(c) of Regulation C. Please include the file number for the Form S-4 in Verizon’s future Rule 425 communications.

Verizon is now including the file number for the S-4 in its Rule 425 communications.

MCI Form 10-K for the year ended December 31, 2004

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note (2) Summary of Significant Accounting Policies

Use of Estimates, page F-12

96.	Tell us in detail the reasons for the change in estimates.

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

Changes in estimates from operations were recorded in the period identified and to the appropriate statement of operations line item as follows:

•	Estimate changes for outstanding claims represented the difference between the original estimated payouts upon the adoption of fresh-start reporting, and the expected actual payout as additional information became available and the settlement of actual liabilities occurred during 2004.

•	Estimate changes for bad debts and billing adjustments resulted from an increased focus on collections and resolution of disputes which yielded greater collections and lower write-offs than historical percentages and resulted in a need for MCI to revise the assumptions in its reserve methodology. MCI also benefited from its emergence from bankruptcy in its relationships with customers.

•	Accruals for contributions to the Universal Service Fund are based on estimated revenues. The estimate used as the basis for 2003 contributions was significantly higher than actual revenues, which declined at a faster rate than projections.

•	Income tax expense estimates were primarily revised for the potential settlements of tax disputes based on information from on-going negotiations with state taxing authorities and other revisions related to MCI’s U.S. and foreign tax contingencies.

Each of these changes in estimates were appropriately discussed in MCI’s MD&A to the extent they had a material impact on any changes in its financial performance.

Recognition of Revenues, page F-17

97.	Tell us in detail about the criteria that have to be met for the grants of IRUs of fiber or cable in exchange for cash that were disclosed on page F-18 to be accounted for as sales type leases. Please quantify for each period presented.

Grants of IRUs for which revenue is recognized meet the criteria of a sales type lease. Revenue recognition occurs upon the acceptance by the customer when both (i) title has been transferred to the customer and (ii) the earnings process is complete where the seller does not have any substantive continuous involvement, other than industry standard operations and maintenance, contracted for in a separate agreement. MCI did not recognize any revenue during 2004, 2003 and 2002 related to the grants of IRUs in the form of sales type leases.

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

Note (3) Impairment Charges, page F-23

98.	We note your disclosure on page F-23 that your impairment evaluations were performed at the entity level. Furthermore we note the existence of various subsidiaries for which you are filing tax returns at the subsidiary level and the segments that were disclosed in Note (22). Tell us the factors you considered in concluding that the entity level is the level specified in the appropriate accounting literature.

MCI’s cash flow is generated by its Integrated Network, which is composed of approximately 100,000 miles of fiber-optic cable, switches, routers, transmission electronics, software and other network equipment, all of which are necessary for it to function properly. MCI offers a suite of different products and services over a shared network. Virtually all product offerings use multiple network assets to provide the end service to the customer. Most of its major products have a transport component that is totally shared. The major assets utilized for transport are fiber-optic cable, fiber-optic electronics, digital cross connections and ancillary equipment. In addition, the underlying value in the network lies in the integration of all the components and systems that are used to provide services to customers. Thus, the lowest level at which MCI is able to separately identify cash flows as required under SFAS 144 is the overall entity itself. As such, the assets are shared by all of its business segments, which are determined by customer type as opposed to business structure. For segment reporting, MCI fully allocates network operating costs, access costs and costs of services and products, indirect selling, general and administrative expenses, depreciation and amortization and corporate functions. Although MCI does have many separate legal taxable subsidiaries, its cash flows are derived from the Integrated Network, which includes all operating subsidiaries.

99.	We note that you recorded an impairment of approximately $3.3 billion in the third quarter of 2004. The timing of the impairment was less than one year after revising your financial reporting to adopt fresh-start reporting in accordance with SOP 90-7. Tell us in detail about the market, business and regulatory changes that occurred that necessitated the change to your forecasts resulting in the impairment. Tell us how the impairment analyses were performed. Tell us how you determined the allocation of the carrying values to long-lived assets and intangible definite-lived and indefinite-lived assets.

Fresh-start reporting valuations were based on projections completed in the summer of 2003, which were used to finalize MCI’s plan of reorganization that was approved on October 31, 2003. Upon the completion of these projections, reorganization value, as approved by the creditors, established a $25 per share value for its common stock. MCI ultimately met the criteria to apply fresh-start reporting on December 23, 2003, and applied fresh-start reporting effective

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

December 31, 2003. During 2004, subsequent to the application of fresh-start reporting, a number of industry changes occurred, including: (1) changes in the regulatory environment for the impact of D.C. Circuit Court of Appeals’ invalidation of the Triennial Review Order in 2004 and the Supreme Court of the United States’ refusal to accept an appeal and interim unbundling rules for unbundled network element platforms developed in 2004 as well as (2) the competitive environment from customers reconfiguring and consolidating their networks and the industry’s migration to more advanced network solutions which began to significantly affect MCI’s business. These factors created a need for MCI’s management to re-examine its long-term growth and profitability plans. Projections were significantly revised from those used for the application of fresh-start reporting. These revised projections included lower estimated revenues from both pricing declines due to increased competition and higher estimated access costs as a result of changes in government regulations. The combination of both factors had a significant negative affect on expected profitability and cash flows. These revised projections demonstrated that MCI would experience continuing losses and indicated that a trigger event had occurred, and thus an impairment review was required in accordance with SFAS 142 and SFAS 144. As a further indication of potential impairment, MCI experienced a significant drop in its stock price to a low of $14 in the July and August 2004 time-frame from the amount indicated at the time of fresh-start reporting.

MCI estimated its future undiscounted cash flows and compared them to the carrying values of its long-lived and indefinite-lived assets and determined that the cost of assets could not be recovered. It then wrote the assets down to fair value determined by using the method and underlying assumptions of generally the same nature as those used at the time MCI adopted fresh-start reporting (i.e. working capital, capital expenditures, weighted average costs of capital, revenue growth rates and enterprise values); however, the amounts used for those assumptions were adjusted to reflect changes in the business climate using various scenarios and total entity value assumptions.

Allocation of fair value among the long-lived and the indefinite/definite-lived intangible assets was generally on a pro rata basis except in instances where fair value floors existed such as with land, buildings and aircraft. Historical cost related to construction in process was assumed to be recent activity; therefore, historical cost represented fair value. Impairment charges were then allocated to all remaining assets using a pro rata method based on carrying value.

100.	Tell us how the impairment charge of $260 million to an indefinite-lived intangible asset resulted in a $99 million tax benefit. Tell us the nature of this asset.

A deferred tax liability was established for the difference between the book and tax bases of MCI’s indefinite-lived intangible assets upon the application of fresh-start reporting in accordance with SFAS 109. The impairment of MCI’s trade name reduced the difference between the book and tax bases in the indefinite-lived asset, resulting in a reduction of the deferred tax liability as determined by applying

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

MCI’s effective tax rate to the gross impairment amount. The benefit recorded represented the reduction in the deferred tax liability and not the establishment of deferred tax asset.

101.	Tell us how you followed your impairment policy to determine the amount of impairment that you recorded in the year ended December 31, 2002 with regard to your Integrated Network as disclosed on page F-25.

MCI performed an evaluation of recoverability in the second quarter of 2002 using undiscounted future cash flows, when a trigger event occurred that required management to assess the carrying amount of its long-lived assets. During 2002, MCI could identify cash flows for Embratel, SkyTel and Digex separately from its Integrated Network and as such, MCI performed its analysis at that level. Subsequently, SkyTel and Digex (Embratel was divested) were integrated into MCI’s network. Accordingly, MCI currently performs its impairment tests using only the Integrated Network approach, discussed in our response to Comment 98.

Note (3) Impairment Charges, page F-23

Note (4) Fresh-Start Reporting, pages F-26 and F-28

Note (23) Related Party Transactions, page F-79

102.	We note that you refer to independent valuations. While you are not required to make references to these independent valuations, when you do, you should disclose the names of the experts and include consents from the experts in the Form S-4 and the amendments thereto. Please revise or advise.

MCI will revise all future filings to remove any references to independent valuations. As these experts are not specifically identified in the Form 10-K, MCI respectfully requests it not be required to submit consents for these experts in this filing.

Note (4) Fresh-Start Reporting, page F-26

103.	Tell us and consider whether your disclosure should be expanded to show how the parameters on page F-27 were applied in developing the table presented on page F-29. Tell us the items for which you used the cost basis rather than market basis since market data was not available. Compare and contrast the key assumptions and approach you used with the steps used in determining the 2004 impairment.

The parameters and key assumptions on page F-27 were used to determine MCI’s enterprise value based on its plan of reorganization. The table on page F-29 reflects

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

the allocation of MCI’s enterprise value to assets and liabilities, taking into account the fair values of MCI’s assets provided from appraisal using SFAS 141 principles. MCI completed an extensive valuation process to ensure that the appraised assets were specifically identified through site visits which included an inventory of the assets and review of their condition. These site visits were conducted at locations throughout the world and when combined with corroborating evidence obtained for assets that by their nature cannot be physically inspected, such as subsea and underground cables, represented a substantial majority of the total fair value of the assets. The difference between the fair value of the assets, which exceeded the enterprise value, and MCI’s enterprise value reduced the fair value of its long-lived assets on a pro rata basis in accordance with SFAS 141.

When available, market data was used to determine the fair value of long-lived assets. However, certain property, plant and equipment and software were valued by means of the cost approach due to the complexity of obtaining relevant market data. The cost approach involved the development of a replacement cost-new value for each asset class against which physical, functional and economic obsolescence was applied to arrive at fair value. These assets included: certain land improvements, special use buildings, internally developed software, certain patents, licenses and all tangible personal property with the exception of aircraft and vehicles.

MCI’s 2004 impairment analysis used the same method and nature of underlying assumptions (i.e. working capital, capital expenditures, weighted average costs of capital, revenue growth rates and enterprise values) as used at the time it adopted fresh-start reporting. However, the amounts used for those factors were adjusted to reflect changes in the business climate using various scenarios and total entity value assumptions.

Based on the disclosure in the MCI Form 10-K and the discussion above, MCI believes that that disclosure in its Form 10-K is appropriate and does not feel that it needs to be expanded.

104.	Tell us your basis for the deferred revenue adjustment under fresh-start reporting that you disclosed on page F-27.

Upon the application of fresh-start reporting, MCI’s successor entity did not have a legal obligation or right to recognize a portion of predecessor entity’s deferred revenue. As such, the fair value of those liabilities to the successor entity was determined to be zero and, therefore, the amount to be recognized prospectively was reduced to zero. As the analysis of future obligation to provide services was not completed until after the initial application of fresh-start reporting as of December 31, 2003, the deferred revenue adjustment was recorded in the first quarter of 2004 when evaluations and analysis were completed. No revenues were recognized in the first quarter related to these balances.

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

105.	Expand your disclosure of the pro forma adjustments on page F-30 to show how each adjustment was calculated.

In preparing this footnote, MCI ensured that each footnote included in the fresh-start disclosure reconciles each of their fresh-start adjustments to the face of the pro forma statement. The intent of the disclosure was to specifically reconcile all adjustments for each balance sheet line item. MCI respectfully submits that any incremental disclosure would be overly detailed and confusing and, as such, MCI requests that the Staff reevaluate whether expanded information would be of significant additional benefit to the reader.

Note (5) Voluntary Reorganization under Chapter 11

Creditor Settlements, page F-31

106.	Tell us how you determined the amount of the net settlement gain. Tell us your rationale for recording it as increased revenue and reductions of access costs and selling, general and administrative expenses.

Net settlement gains reflect changes in estimates subsequent to the application of fresh-start reporting for the difference between the original estimated amount expected to settle the claim and the amount that the claim was actually settled for as disputes or negotiations of allowed claims were resolved. Since these items represent changes in estimates, they have been recorded based on the type of claim within MCI’s statement of operations as follows:

•	Vendor claims result in adjustments to selling, general and administrative expenses;

•	Settlements with other telecommunication carriers over access costs are reflected as adjustments to access costs; and

•	Settlements of receivables with other telecommunication carriers are recorded as adjustments to revenue.

Note (8) Intangible Assets, page F-35

107.	Tell us the nature of the indefinite-lived intangible assets that comprised “Other” of $103 at December 31, 2003.

This amount represents the difference in fair value of Embratel over its net assets and liabilities as determined during fresh-start reporting. The asset was removed from MCI’s balance sheet upon disposition of Embratel during 2004.

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

Note (20) Income Taxes, page 58

108.	Tell us in greater detail about the state tax contingencies regarding related party charges and how the lack of adequate accounting records will impact your ability to defend the state tax positions that you have taken. Do you have a similar problem for international subsidiaries?

State tax contingencies concerning related party charges are claims filed by various states for prior year state income tax filings which, in some cases, were based on state-contested related-party inter-company charges. The lack of adequate separate company legal entity accounting records has directly impacted MCI’s ability to defend the state tax positions taken, in part, due to its inability to quantify with certainty taxable income on a separate legal entity basis. Accordingly, negotiations to date (and MCI’s settlement with the state of Mississippi) have included terms restricting the ability of the states to challenge the prior year legal entity accounting records on which the tax returns were based and additionally contain an agreed upon methodology to calculate taxes due in later years.

MCI does not believe it has a similar problem with respect to its international subsidiaries. It should be noted, however, that issues surrounding international transfer pricing represent the causes for the largest portion of its foreign tax contingencies.

109.	Provide FAS 5 disclosure for the additional federal, state and foreign tax contingencies disclosed on page F-63.

MCI has discussed these contingencies on page F-63 related to federal, state, and foreign taxes and exposure from on-going audits from certain tax positions taken for which audits remain open and state negotiations are ongoing. MCI has considered SFAS 5 and accrued and disclosed contingencies for federal, state and foreign taxes where appropriate, principally in its footnote on page F-40 of its Form 10-K. The amount disclosed on page F-40 of $1.5 billion reflects the estimate of its SFAS 5 liability for these contingencies.

110.	Tell us why State and Foreign income taxes expressed as a percentage to arrive at the Effective tax rate for 2004 as disclosed on page F-59 are so much higher than the percentages for 2003 and 2002.

As discussed on page 46 of MD&A, MCI significantly increased its provisions for state income taxes and foreign taxes as compared to 2003 and 2002 resulting from revisions of potential settlements of tax disputes based on revised estimates from on-going negotiations with state taxing authorities and increases in the foreign tax reserves primarily for additional interest expense on existing contingencies, unfavorable foreign exchange fluctuation, and new contingencies. These increases

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

were recorded as current period expenses and resulted in higher income tax expense expressed as a percentage of its effective rate together with lower pre-tax income/loss.

Note (24) Condensed Combined Financial Statements (Unaudited), page F-83

111.	Tell us why these condensed combined financial statements are not required to be audited.

SOP 90-7 requires the inclusion of such statements to provide information about those entities in reorganization proceedings when one or more entities are not in reorganization proceedings. This information is most useful to the reader during reorganization prior to emergence. MCI therefore included such statements in its 2004 consolidated financial statements with respect to 2002 and 2003. MCI emerged from bankruptcy during 2004 and, as a result, the information included in those statements would have little, if any, significance to any investor in MCI securities. As MCI has disclosed elsewhere in its consolidated financial statements (see, e.g. page F-63) and in other public filings, a component of MCI’s material weakness in internal control over financial reporting related to income tax accounting due to lack of documentation and insufficient historical analysis in part with respect to separate legal entity accounting records. In preparing these statements, MCI’s accounting staff expended significant time and resources in an attempt to identify transactions and records on a legal entity basis. Additionally, certain adjustments related to MCI’s restatement were not recorded at a legal entity level as it was not practical to do so. However, MCI could identify debtor and non debtor legal entities and MCI is comfortable that the information presented is not misleading in any material respect. As a result of the above, MCI did not have historical documentation from its accounting ledger by legal entity that would have provided sufficient detailed evidence to support an audit of these statements. In light of the fact that the Company has emerged from bankruptcy, reducing the relevance of this information to the reader of these statements, MCI believes the absence of this disclosure would not have been material to the overall consolidated financial statements; accordingly, MCI determined to provide such information, but on an unaudited basis.

MCI Form 10-Q for the quarter ended March 31, 2005

112.	Revise, as applicable, for comments issued regarding Form 10-K for the year ended December 31, 2004.

MCI has reviewed the Staff’s comments on its Form 10-K as they relate to their Form 10-Q and determined that no revisions are required to be made to MCI’s Form 10-Q related to those comments.

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

Item 4. Controls and Procedures, page 48

1. Evaluation of Disclosure Controls and Procedures, page 48

113.	We note your disclosure that “[d]isclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and completely and accurately reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.” Please revise your future filings to state that disclosure controls and procedures are also controls and procedures designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

MCI will revise future periodic reports as requested by the Staff.

2. Changes in Internal Control over Financial Reporting, page 48

114.	We note your disclosure that “[e]xcept for the efforts taken and currently underway as described above, there were no significant changes in our internal control over financial reporting or other factors that have materially affected or are reasonably likely to materially affect these internal controls over financial reporting as of the end of the period covered by this report.” (emphasis added) Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. In this regard, for each of the remediation initiatives you have implemented, please disclose the dates you implemented each of these initiatives and describe these initiatives in greater detail. For example, disclose how many additional full time tax accounting staff you have hired and how many total employees you now have in this department. Also, please clarify how you “increased the formality and rigor of controls and procedures over accounting for income taxes.” Please also disclose your expected timeframe for successfully remediating your weaknesses in your internal control over financial reporting.

MCI respectfully requests that it revise future periodic reports as requested by the Staff, rather than amending its Form 10-Q. As an example of what MCI would

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

propose, set out below is a marked version of the relevant section of MCI’s first quarter Form 10-Q indicating changes MCI would make to be responsive to this comment.

“Other than the efforts taken as described below and the improvements resulting there from, there were no other changes in our internal controls over financial reporting or other factors that have materially affected or are reasonably likely to materially affect these internal controls over financial reporting during the period covered by this report.

Significant efforts were made to establish a framework to improve our internal control over financial reporting during 2004. These efforts continued during the first quarter of 2005. We committed considerable resources to the design, implementation, documentation and testing of the key internal controls of the Company. Additional efforts were required to remediate and retest certain internal control deficiencies. Management believes that these efforts have improved the Company’s internal control over financial reporting. While our internal control over financial reporting is significantly improved, management has identified certain areas (in addition to accounting for income taxes) that it believes should be further enhanced. With respect to these areas, the Company has implemented compensating controls and procedures that are designed to prevent a material misstatement of the Company’s consolidated financial statements as of March 31, 2005. Nevertheless, management intends to continue improving the Company’s internal control over financial reporting.

With respect to internal control over accounting for income taxes, the Company has conducted, and will continue to conduct, significant remediation activity including:

•	the hiring, in March 2005, of a new Vice President of Tax;

•	the reorganization of the Tax Department which began in March 2005 and will continue into the Company’s second quarter;

•	increased use of third party tax service providers for the more complex areas of the Company’s income tax accounting during 2004, which usage has continued during the first quarter of 2005 and will continue during the duration of 2005; and

•	increased formality and rigor of controls and procedures over accounting for income taxes by updating process documentation to include more procedures and levels of review.

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

We anticipate that the accounting for income tax weakness will be fully remediated by the latter part of 2005. Verification, however, of the effectiveness of this remediation will require year end testing which will occur during the preparation of the Company’s 2005 Form 10-K.

As a consequence of the income tax weakness noted above, the Company applied other procedures designed to improve the reliability of its accounting for income taxes. Based on these other procedures, management believes that the consolidated financial statements included in this report are fairly stated in all material respects.

Additional initiatives the Company is implementing to further enhance the Company’s internal control over financial reporting in 2005 (in addition to those discussed above relating to internal control over accounting for income taxes) include, but are not limited to, the following:

•	continuing to recruit and train finance and accounting personnel;

•	automating certain controls that are currently performed manually;

•	simplifying our back office systems; and

•	expanding our introduction of increased security and limiting access rights to financial systems of lesser significance.

The effectiveness of any system of disclosure controls and procedures, including our own, is subject to certain limitations, including the exercise of judgment in designing, implementing and evaluating the controls and procedures and the inability to eliminate misconduct completely.”

Notes to Unaudited Condensed Consolidated Financial Statements

Note (3) Business Combination, page 10

115.	Tell us your basis for amortizing customer relationships over an 18-year period.

MCI is currently still evaluating the period for which these relationships should be amortized. As of March 31, 2005, MCI had determined a preliminary useful life. MCI initially determined the useful life of its $4 million customer relationships using an Income Approach based upon the estimated future income streams associated with the specific business, business ownership interest, security or asset considering the average annual rate of return anticipated and market rates of return. To develop an opinion of the present value of the future benefits of the asset’s ownership, the income streams are discounted using a required rate of return that reflects both general risks and those specific to the asset in question. The remaining

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Mr. Albert Pappas, Esq.

June 2, 2005

useful life of the intangible asset was estimated at the year in which 98 percent of the cumulative present value was reached, which was determined to be 18 years from the acquisition date. MCI will adjust the useful life as evaluations are completed.

Note (4) Voluntary Reorganization under Chapter 11

Creditor Settlements, page 11

116.	Tell us how you determined the amount of the net settlement gain. Tell us your rationale for recording it as reductions of access costs and selling, general and administrative expenses.

Net settlement gains reflect changes in estimates subsequent to the application of fresh-start reporting for the difference between the original estimated amount expected to settle the claim and the amount that the claim was actually settled for as disputes or negotiations of allowed claims were resolved. Since these items represent changes in estimates, they have been recorded based on the type of claim within MCI’s statement of operations as follows:

•	vendor claims result in adjustments to selling, general and administrative expenses; and

•	settlements with other telecommunication carriers over access costs are reflected as adjustments to access costs.

Ms. Michele M. Anderson, Esq.

Mr. Albert Pappas, Esq.

June 2, 2005

* * * * *

In addition to the responses to the Staff’s comments, described above, the S-4 includes other changes, which are intended to update, clarify and render more complete the information contained therein.

If you would like to discuss any of Verizon’s responses to the comments or if you would like to discuss any other matters, please contact the undersigned of Debevoise & Plimpton LLP at (212) 909-6698 or Phillip Mills of Davis Polk & Wardwell at (212) 450-4618, for accounting matters relating to Verizon, Michael Morrell at (212) 395-1200 and for accounting matters relating to MCI, Gregory Fink at (703) 886-5044.

Very truly yours,

/s/    William D. Regner

William D. Regner

Enclosures

cc.:	Marianne Drost, Esq. Verizon Communications Inc.

Anastasia Kelly, Esq. MCI, Inc.

Phillip Mills, Esq. Davis Polk & Wardwell

Michael Kaplan, Esq. Davis Polk & Wardwell